UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

Current Report Pursuant to Regulation A

Date of Report: May 27, 2021
(Date of earliest event reported)

LIGHTHOUSE LIFE CAPITAL, LLC
(Exact name of issuer as specified in its charter)

Delaware	85-2947076
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

1100 E. Hector Street, Suite 415
Conshohocken, PA 19428
(Full mailing address of principal executive offices)

445-200-5650
(Issuer’s telephone number, including area code)

Title of each class of securities issued pursuant to Regulation A:
8.5% Senior Beacon Bonds (Class A Bonds) and 6.5% Senior Beacon Bonds (Class B Bonds)

ITEM 4. CHANGE IN ISSUER’S CERTIFYING ACCOUNTANT

On May 27, 2021, Lighthouse Life Capital, LLC (the “Company”) notified BBD, LLP (“BBD”), an independent registered public accounting firm, that effective May 27, 2021, the Company had elected to dismiss BBD as the Company’s independent registered public accounting firm.

The audit report of BBD, LLP for the fiscal year ended September 30, 2020 and for the period July 9, 2020 (commencement of operations) through September 30, 2020 did not contain an adverse opinion or a disclaimer of opinion, nor was it qualified or modified as to audit scope, or accounting principles.

The decision to dismiss BBD was made and approved by LHL Strategies, Inc., the Company’s sole member and manager.

For the period July 9, 2020 (commencement of operations) through September 30, 2020, the Company had no disagreements with BBD on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure. In addition, during the fiscal year ended September 30, 2020 there were no “reportable events” (as defined in Item 304(a)(1)(v) of Regulation S-K).

The Company provided BBD with a copy of the disclosures required by Item 304(a) of Regulation S-K contained in this Current Report and requested that BBD furnish the Company with a letter addressed to the Securities and Exchange Commission stating whether BBD agrees with the statements made by the Company in this Current Report. A copy of BBD’s letter dated June 2, 2021, is filed as Exhibit 9.1 to this Current Report.

Exhibits

Exhibit No.
Description of Exhibit

9.1
Letter of BBD, LLP addressed to the Securities and Exchange Commission.

SIGNATURES

Pursuant to the requirements of Regulation A, the Company has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Lighthouse Life Capital, LLC, a Delaware limited liability company

By:	LHL Strategies, Inc.,
a Delaware corporation
Its:	Sole Member

By:	/s/Michael D. Freedman
Name: Michael D. Freedman
Its: Chief Executive Officer

Date:	June 2, 2021